# Delaware Operating Services Company
# Balance Sheet
## *(Dollars in Thousands)*
## *(Unaudited)*

| | As of June 30, 2004 |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| Cash and cash equivalents | * |
| Accounts receivable | * |
| Interest and taxes receivable | * |
| Other prepayments | * |
| | * |
| **Deferred Charges and Other Assets** | |
| Deferred income tax | * |
| Prepaid pension cost | * |
| | * |
| **Total Assets** | * |
| **LIABILITIES AND OWNER'S EQUITY** | |
| **Current Liabilities** | |
| Accounts payable | * |
| Accounts payable to associated companies | * |
| Notes payable to associated companies | * |
| Other | * |
| | * |
| **Deferred Credits and Other Liabilities** | |
| Pension and OPEB | * |
| **Capitalization** | |
| Common stock | * |
| Additional paid in capital | * |
| Retained earnings | * |
| | * |
| **Total Capitalization and Liabilities** | * |

*Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

**Delaware Operating Services Company**
**Consolidated Statements of Income**
**(Dollars in Thousands)**
**(Unaudited)**

|  | Six Months Ended June 30, 2004 |
|---|---|
| **OPERATING REVENUES** | * |
| **OPERATING EXPENSES** | |
| Cost of sales | * |
| Operation and maintenance | * |
| Taxes other than income taxes | * |
|  | * |
| **OPERATING INCOME** | * |
| **OTHER INCOME** | * |
| **INTEREST EXPENSE** | * |
| **INCOME BEFORE INCOME TAXES** | * |
| **INCOME TAXES** | * |
| **NET INCOME** | * |

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility
 Holding Company Act of 1935.